Strategic Partners Mutual Funds, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

May  26, 2005

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Re:                               Strategic Partners Mutual Funds, Inc.

Registration Statement on Form N-14

File Nos. 33-119741 and 811-08085

Dear Mr. Greene:

On behalf of Strategic Partners Mutual Funds, Inc. (the “Fund”), we are responding to oral comments received from Larry Greene of the Securities and Exchange Commission (the “Commission”), during a telephone conversations with Claudia DiGiacomo on May 18, 2005 and May 19, 2005.

 The comments were addressed to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-14 which was filed via EDGAR on April 26, 2005, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meeting of shareholders of the Strategic Partners Growth with Income Fund, a series of the Fund (the “N-14”).

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                       Comment:  Tax Consequences of the Transaction (page 24): Please explain the effect/limitation of the capital loss carryforward in more detail.

Response:  The disclosure has been revised as requested.

2.                                       Comment:  MFS  portfolio manager compensation disclosure (page 7): please only disclose the types of compensation that apply to the MFS portfolio managers listed in the N-14.

Response:  Each type of compensation disclosed in the N-14 was paid to a MFS portfolio manager for the Fund as of December 31, 2005.

3.                                       Comment:  AllianceBernstein portfolio manager compensation (page 8): please confirm (a) that the restricted unit grants discussed in (iv) of the second paragraph are the same type of compensation as deferred awards and revise the disclosure accordingly, and (b) that the types of portfolio manager compensation paid by AllianceBernstein disclosed apply to the AllianceBernstein portfolio managers listed in the N-14.

Response:  (a) The restricted unit grants discussed in (iv) of the second paragraph are a type of compensation as deferred awards the AllianceBerstein has paid the Fund’s portfolio managers as of December 31, 2004.  The disclosure has been revised accordingly.  (b) We confirm that all of the types of portfolio manager compensation paid by AllianceBernstein included in the disclosure was a form of compensation that was paid to AllianceBernstein portfolio managers listed in the N-14 as of December 31, 2004.

4.                                       Comment: Portfolio Holdings (page 12):  N-14 only incudes disclosure from Fund’s Prospectus – add disclosure from Fund’s Statement of Additional Information (SAI).

Response:  We note that the instructions to Form N-14 do not require the disclosure from the Fund’s SAI to be included in the N-14, nevertheless we have revised the disclosure in the N-14 to include the disclosure in the Fund’s SAI, as requested.

5.                                       Comment:  (Page 12) Confirm whether or not the Fund treats omnibus accounts the same way.  If not, add disclosure to explain how such accounts are treated.

Response:  We confirm that the Fund treats omnibus accounts the same as Intermediaries.

6.                                       Comment:  Reasons for the Transaction (page 22):  The Fund only states factors but does not provide any reason for the transaction.  Please revise disclosure to provide reasons for the transaction.

Response:  We have revised this disclosure as requested to clarify the reasons for the transaction.

7.                                       Comment:  Expenses of the Transaction (page 23): Please include estimate of proxy solicitation expenses.

Response:  The requested disclosure has been added.

8.                                       Comment:  Voting Information (page 26): The Staff does not understand the sentence stating, “Since an adjournment of the meeting requires an affirmative vote of a majority of shares present at the meeting, each broker non-vote and abstention would have the effect of a vote against adjournment.”  Please add sentence explaining the effect of such non-vote and affirmatively state how proxies will be voted.

Response:  The disclosure has been revised as requested.

9.                                       Comment:                                           Comments: Expense table (Page 18), please explain (a) how merger costs are reflected in the fee waiver expenses; and (b) are the reorganization expenses that will be borne by the funds reflected in the pro formas for the Index 500 Fund after the transaction?

Response:                                        (a) Generally, if a fund has a fee waiver the reorganization expenses will not be included in such waiver unless the fund has an expense cap and its current expenses are under the expense cap.  When a fund is under its expense cap, then all or a portion (equal to the amount that would bring the fund to its expense cap) of the fund’s reorganization expenses would be reflected in the pro forma expenses reflecting the proposed transaction.

(b)                                 For this Transaction, each Fund is over its expense cap so all of the expenses of the Transaction will be borne by the Investment Manager.  Disclosure has been added to clarify that such expenses are not reflected in the pro formas.

10.                                 Comment:                                           Please explain why the Pro Forma Income Statement (page F-9) has a fee waiver which does not confirm to the prospectus/proxy statement expense table.

Response:                                        The disclosure has been revised in the prospectus/proxy to reflect the voluntary waiver.  The Fund submits, however, that it has a contractual waiver as disclosed in its current prospectus on Form N-1A.  A prior staff comment requested that the N-14 not disclose this contractual waiver because it was not in effect for one year from the date of the N-14.  The Fund previously argued that the wavier is contractual because it was in effect for one year regardless of the date of the N-14 and is not aware of any requirement that a contractual fee waiver be in effect for a year from the date of an N-14.

11.                                 Comment:  Pro Forma State of Operations (page F-9), please confirm that the $120,000 adjustment in the item “Transfer Agents Fees and Expenses” is correct.

Response:  We confirm that it is correct.

12.                                 Comment:  Please explain if the Investment Managers would benefit by reducing the fee waiver.

Response:  The Investment Manages would benefit from a reduction in fee waivers and such benefit, including potential economies of scale are disclosed in the prospectus.  Any investment manager would benefit from a reduction in its fee waiver since it would be paid a higher percentage of its contractual fee.

13.                                 Comment:  Notes to Pro Forma Financial Statements (page F-10), add disclosure explaining the differences in the Funds’ valuation policies

Response:  The disclosure has been revised to reflect that the Funds’ valuation policies are substantially identical and that there are no differences in the terms of how the funds value their securities.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo